Heather Clark

Melissa Raminpour

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

July 31, 2019

Re:	Echo Global Logistics, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 22, 2019
File No. 001-34470

Dear Ms. Clark and Ms. Raminpour:

On behalf of Echo Global Logistics, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 11, 2019 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “10-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the 10-K.

Comment No. 1:

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Segment Reporting, page 44

We note from your disclosure on page 44 that you only have one operating segment. Tell us how you evaluated the criteria in ASC 280-10-50-1 through 9 in determining that you have one operating segment. In particular, tell us how you determined that your Transaction services business and Managed Transportation services business are not separate operating segments.

Response:

The Company respectfully submits that its conclusion that it operates its business as a single operating segment was reached through application of the guidance in ASC 280-10-50-1,

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which states that an operating segment is a component of a public entity that has all of the following characteristics:

a)             It engages in business activities from which it may recognize revenues and incur expenses (including revenue and expenses relating to transactions with other components of the same public entity).

b)             Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)              Its discrete financial information is available.

The provision of brokerage and transportation freight services is the Company’s primary service offering. The Company employs sales personnel to sell such services to both transactional and managed transportation clients. The main difference between such clients is that for managed transportation clients, a contractual arrangement exists to provide these services to a specified shipper when requested for a contracted period of time. Transactional clients, on the other hand, are not contractually obligated to utilize the Company for freight services and, instead, make a decision to utilize the Company’s services on a shipment by shipment basis. As mentioned above, the Company’s sales personnel sell brokerage and transportation freight services to both types of clients. There is not a salesforce solely dedicated to finding and selling to prospective and existing transactional or managed transportation clients independently. Similarly, the procurement of transportation for freight occurs in centralized departments, serving both transactional and managed transportation clients. As a result, the Company’s client sales and main procurement functions serve both client types. Both client types are also supported by the same proprietary transportation software, Optimizer. The designation of transactional and managed transportation is therefore a type of client, but the client types do not drive operational differences within the Company.

The Company respectfully advises the Staff that its Chief Executive Officer, Doug Waggoner, makes the key operating decisions for the Company, and therefore is the Company’s chief operating decision maker (“CODM”). The CODM uses the Company’s consolidated EBITDA to make key operating decisions on a consolidated basis. The CODM’s direct reports include the Chief Operating Officer (“COO”) — responsible for sales and operations, Chief Financial Officer (“CFO”) — responsible for finance and accounting, Chief Information Officer (“CIO”) — responsible for technology, Senior Vice President of Strategy — responsible for internal and external strategy, and the Vice President of Corporate Development — responsible for mergers and acquisitions. The Company’s Human Resources department also reports directly to the CODM. None of these direct reports have the full responsibility of either the transactional or the managed transportation client type. None of these individuals is responsible for sales, procurement, operations, or back office by client type in accordance with ASC 280-10-50-7. Therefore, there is no segment manager directly accountable to the CODM to discuss the operating activities, financial results, financial forecasts by client type or at any other disaggregated level lower than the consolidated Company.

July 31, 2019

The Company considers its key resource allocation decisions to be those related to planning and approval of (i) capital expenditures (including technology) and (ii) headcount. These decisions are made at the consolidated level. As such, the CODM approves the annual budget, which includes both capital and headcount resource allocations on a consolidated basis. In addition, the CODM evaluates and assesses executive performance, including making recommendations to the Compensation Committee on executive compensation.

As discussed above, allocating resources for capital expenditures is a key operating decision. Capital expenditures, the majority of which pertain to investment in technology, are budgeted and monitored on a consolidated basis, and benefit the consolidated Company. For example, the Company invests heavily in software development that enhances its service offerings to both transactional and managed transportation clients. Optimizer, the Company’s proprietary transportation software, services both client types. During the budgeting process, the CODM prioritizes certain technology initiatives for the year using forecasted consolidated EBITDA. For example, in 2018, the Company allocated significant technology resources and capital to enhance the freight tracking capabilities of Optimizer. This investment and resource allocation was made in order to enhance the Company’s service offering to both transactional and managed transportation client types. Both types of clients operate in the same manner, so the resource allocation was made to drive increased employee productivity and overall profitability at a consolidated level. In addition, the increased tracking capabilities enable the Company to attract both new transactional and managed transportation clients by improving service and freight visibility.

Allocating resources for headcount is another key operating decision and is also made on a consolidated basis. The CODM uses forecasted consolidated EBITDA, which includes commissions and other personnel expenses for the consolidated Company, to determine the available headcount spend and make resource allocation decisions that are necessary to achieve the forecasted operating results of the Company. For example, sales personnel (the majority of the organization’s hires in any hiring cycle) are the main driver of headcount additions in a given year. Sales headcount additions and allocations are not directed to sell to one type of client. One salesforce serves both transactional and managed transportation clients. Thus, the two main resource allocations made by the CODM (capital expenditures (including technology) and headcount) are made on a consolidated basis, completely independent of client type.

As a result of the foregoing, the annual financial and capital budget are prepared and approved for the consolidated Company. During the annual budgeting process, the CODM receives and approves the consolidated budget, which includes revenue, net revenue, commissions, selling general and administrative expense, EBITDA, net income and earnings per share on a consolidated basis. Once the annual budget is approved by the CODM, the Board of Directors is presented with the same budgeted financial metrics for the consolidated Company.

On a monthly basis, the Company’s CODM receives financial reports directly from members of the executive team (i.e., COO, CFO and CIO) regarding matters relevant to these key operating decisions. The CODM makes operating decisions based on reports that present consolidated EBITDA. While some of these reports include disaggregated revenue and net revenue information by client type, that financial information is not sufficient for purposes of making

July 31, 2019

resource allocation decisions. The presentation of revenue and net revenue by client type is supplied to provide general context of industry trends as well as present the amount of business that operates under committed contracts compared to on a transactional basis. However, this information is not relevant to the CODM’s operating decisions, as the Company is not managed on the basis of client type. The CODM utilizes consolidated financial information in decision making because, as mentioned above, resource allocation decisions (capital expenditures (including technology) and headcount additions) are intended to drive consolidated net revenue and EBITDA growth, not growth for a specific client type. This is consistent and aligned with the Company’s executive incentive compensation. The Company’s executive team (CODM direct reports) are compensated based on the consolidated Company’s performance as measured by consolidated EBITDA and consolidated net revenue. No compensation plans are based on results by client type.

As stated above, the CODM manages the Company and allocates resources on a consolidated basis. Therefore, the Company believes its conclusion that it operates as one operating segment in accordance with ASC 280 is appropriate.

Comment No. 2:

Financial Statements

Notes to Consolidated Financial Statements

5. Revenue

Revenue Recognition, page 48

We note that you recognize revenue for Transactional services over time from origin to destination. Please tell us the average transit period to complete a shipment. Pursuant to ASC 606-10-50-18, please discuss the method(s) used to recognize your revenue over the transit period, such as a description of the output or input methods and how those methods are applied, in addition to why the methods used provide a faithful depiction of the transfer of goods or services. Additionally, revise to clarify when revenue for Managed Transportation services is recognized.

Response:

Average Transit Period to Complete a Shipment

The Company respectfully advises the Staff that in 2018, truckload (“TL”) and less-than-truckload (“LTL”) shipments accounted for over 93% of total revenue. The Company used a historical analysis to calculate the average in-transit time for TL and LTL shipments to be approximately two (2) business days and four (4) business days, respectively. Due to the short duration of a shipment’s transit time, the impact of the transition to over-time revenue recognition was not material.

In 2018, the total net impact to the Company’s revenue from the adoption of ASC 606 and recognizing revenue on an over-time basis was a decrease of $1.0 million. The gross revenue in transit as of December 31, 2018 was $11.0 million.

July 31, 2019

Methods used to Recognize Revenue over Transit Period

The Company’s performance obligation with respect to its brokerage and transportation management services is satisfied over time. Therefore, the Company measures days in transit, or time elapsed since the shipment date, as the output method to measure progress toward complete satisfaction of the brokerage and transportation management performance obligation. This method applies to the brokerage and transportation management performance obligation for both transactional and managed transportation client types. Total managed transportation revenue as of December 31, 2018 was $524 million, of which approximately $521 million (over 99%) was generated through the brokerage and transportation management services performance obligation, and the revenue was recognized over time consistent with the method described herein.

How Method is Applied

At the end of each period, the Company performs calculations based on the number of days a shipment has travelled as a ratio to the expected (or known, if delivered by the time the close report is generated) total travel time for each shipment. As part of its monthly close procedures, the Company generates a report of the population of shipments in transit as of the end of the month. This population includes shipments that have been picked up, but not yet delivered by the end of the month. The Company uses the report to calculate the percentage representing the ratio of number of days in transit to number of days required to complete the shipment, which closely aligns to the average total transit time, but is calculated based on the actual transit period of the shipment. The report then allocates revenue and transportation costs based on the ratio of completed days to transit days, resulting in the in-transit revenue and transportation costs as of the end of the reporting period.

Why the Output Method Provides a Faithful Depiction of the Transfer of Goods or Services

The Company considered the example provided in ASU 2014-09 section BC125 — BC126 when determining whether an output or input method should be applied. Per BC125, “simultaneous receipt and consumption of the asset that has been created means that the customer obtains control of the entity’s output as the entity performs.” Section BC126 further provides an example of a freight logistics company and how the customer benefits from the entity’s performance as it occurs. The Company finds, in accordance with the example provided in ASU 2014-09, the customer benefits as the Company performs the brokerage and transportation management service, which, as discussed above, is measured by the output of how many days the shipment is in transit as compared to its total expected transit period. The Company finds this to be the most faithful depiction of measuring progress towards transferring control, as customer control is achieved ratably as the shipment travels from origin to destination.

Disclosure of When Revenue for Managed Transportation Services is Recognized

The Company categorizes a client as a managed transportation client if there is a contractual agreement with the client for the provision of services, typically for a multi-year term.  The Company’s performance obligation with respect to its managed transportation clients generally falls into one of two categories: (i) brokerage and transportation management services

July 31, 2019

(over 99% of managed transportation revenue recognized as of December 31, 2018) or (ii) transportation management services. The Company will clarify in its future disclosures the timing of recognition for brokerage and transportation management services for managed transportation customers.

Comment No. 3:

Financial Statements

Notes to Consolidated Financial Statements
5. Revenue

Revenue Recognition, page 48

Please provide us with your analysis regarding how you determined gross reporting for your transactional revenue was appropriate pursuant to ASC 606-10-25-25 and 606-10-55-36 through 40. Specifically address how you considered the definition of control and how you are directing any third party providers.

Response:

The Company respectfully advises the Staff that it has determined that its transactional revenue qualifies for gross reporting pursuant to ASC 606. The Company considers itself the “principal” with respect to all transactional revenue. The Company has identified the services provided to its clients as the brokerage and transportation management services (ASC 606-10-55-36A). The Company considers those services as its performance obligations to transactional clients. The integrated services performed as part of the Company’s performance obligation includes scheduling delivery, tracking the freight, notification of any in-transit updates, delivery of the freight and, if required, claims management for damaged goods. The Company contracts with transactional clients on a shipment-by-shipment basis to provide the services described above. In doing so, the Company has the ability and discretion to set the price for the services with the customer. As part of its obligation, the Company then independently selects, secures and contracts with the most appropriate third-party carrier to transport a transactional client’s goods. The Company retains the sole ability to direct carriers to perform the intended services and does not transfer that right to the customer. The Company controls the brokerage and transportation management services provided with respect to each shipment from the point of inception to delivery. Further, the Company is primarily responsible to the client for the fulfillment of the brokerage and transportation management services. As part of fulfilling its obligation to the customer, the Company communicates with the carrier, and tracks the shipment at all points through delivery, when the performance obligation is fully satisfied. Given that the Company controls the actions of the third-party carriers and denies the customer from having the access to control the actions of those third-party carriers, the Company has concluded these elements of control are consistent with the definition of control in ASC 606-10-25-25.

The Company performed further analysis of control as it relates to its brokerage and transportation services using the indicators outlined in ASC 606-10-55-36 through 40, as follows:

July 31, 2019

•                  The Company carries the primary responsibility of the brokerage and transportation management service from the time of the contract for the shipment until delivery to the customer. The Company also owns the relationship with the carrier and has the ability to direct the carrier to provide the services to its customer on the Company’s behalf (ASC 606-10-55-37A). The acceptability of the brokerage and transportation services is the responsibility of the Company (ASC 606-10-55-39a). For each transaction, the Company provides the carrier with the lanes, dimensions and extra considerations needed by the customer for each shipment. The customer does not have the right to direct the carrier to provide services that the Company has not directed the carrier to provide. If the Company fails to fulfill its performance obligation (i.e., the provision of brokerage and transportation management services), it is responsible for the remediation of the service failure. As a result, another entity does not assume the Company’s performance obligation. The Company is also responsible for managing and resolving customer claims.

•                  The Company generally mitigates its inventory risk as it typically doesn’t contract with carrier until it establishes a contract with a customer for a specific shipment (ASC 606-10-55-39b).  However, while risk is largely mitigated, the Company does still have some exposure to inventory risk. The Company is liable for payment to the carrier if the shipment is completed regardless of whether or not the Company receives payment from the customer for the transaction. If a customer contracts with the Company, the Company separately contracts with a carrier, and the customer subsequently cancels the shipment, the Company may be responsible for paying a “truck order not used” (TONU) cost to the carrier.

•                  The Company has discretion in establishing the price for the brokerage and transportation management services (ASC 606-10-55-39c). Prices for transactional freight services are not negotiated between the Company’s clients and its carriers. Rather, the Company negotiates the price of the specific brokerage and transportation management service for each customer transaction independent of the Company’s negotiations with the carrier. Therefore, the Company has margin risk on each transaction as the customer negotiation is completed prior to knowing the final cost of procuring carrier capacity. As a result, the Company has the ability to direct the use of that service and obtain substantially all of the remaining benefit thereof.

Finally, in performing its analysis, the Company determined that Example 46A presented in ASC 606-10-55-324A through 324F was relevant and very similar to the Company’s own fact pattern. Similar to that example, as described above, the Company determined it controlled the specified services before the services are provided to the customer. Additionally, consistent with Example 46A, the Company concluded that multiple indicators outlined in ASC 606-10-55-39 provided further evidence that the Company controlled the services before those services were provided to the customer, as outlined above.

In summary, the Company respectfully advises the Staff that it considers control to be the determining factor when assessing whether it is the principal for its transactional revenue stream.

July 31, 2019

The Company has control of the brokerage and transportation management services being provided to its transactional clients. As a result, the Company considers itself the principal in its relationship with transactional clients. In light of the foregoing, the Company recognizes revenue in the gross amount of consideration for transactional clients.

Comment No. 4:

Item 11. Executive and Director Compensation, page 64

We note from page 13 of your Form DEF 14A filed on April 30, 2019 that your CFO, Kyle Sauers is stated to be a Certified Public Accountant. However, we note from the website www.CPAverify.com that Mr. Sauers’ license expired September 30, 2012. In this regard, please advise us of the status of Mr. Sauers’ CPA licensure or alternatively, please revise to correct this error.

Response:

The Company thanks the Staff for bringing this to its attention. In future filings, the Company will delete the disclosure indicating that Mr. Sauers is currently a licensed CPA.

* * *

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-8794.

Respectfully submitted,
/s/ Karen A. Weber
Karen A. Weber

cc: Kyle L. Sauers